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                            November 17, 2021

       Ka Fai Yuen
       Chief Executive Officer and Director
       Zhong Yang Financial Group Limited
       118 Connaught Road West
       Room 1101
       Hong Kong

                                                        Re: Zhong Yang
Financial Group Limited
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed October 19,
2021
                                                            File No. 333-259441

       Dear Mr. Yuen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Cover Page

   1.                                                   Refer to your response
to comment 1. Please revise to address the following:
                                                            Disclose how recent
statements and regulatory actions by China   s government, such
                                                            as those related to
the use of data security or anti-monopoly concerns, has or may impact the company
 s ability to conduct its business, accept foreign investments, or list on an U.S. or
other foreign exchange;
                                                            Given the
uncertainty of whether and when China's government may take future regulatory action,
provide us the basis for your statement that you "do not foresee
 Ka Fai Yuen
Zhong Yang Financial Group Limited
November 17, 2021
Page 2
              material changes to [your] operating entities    operations or
the value of [your]
              Ordinary Shares resulting from the legal and operational risks relating to the PRC regulations"; and
                In the paragraph following the bulleted list of possible consequences of governmental action, clarify your disclosure that you "are still subject to certain legal and operational risks associated with [your] . . . having PRC individuals or companies that have shareholders or directors that are PRC individuals as clients" (emphasis added).
2. Refer to your response to comment 2. Please explicitly disclose on the cover page how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
         Additionally, refrain from using terms such as    we    or    our
when describing activities of
         subsidiaries. Further, in the fourth paragraph, clarify if true that investors in this offering will not directly hold equity interests in your operating subsidiaries in Hong Kong.
Prospectus Summary, page 1

3. Refer to your response to comment 3. Please revise your Risk Factor Summary disclosure to specifically describe the regulatory, liquidity and enforcement risks arising from your operations in China and Hong Kong. Specifically address uncertainties regarding the rules and regulations in China given they may change quickly with little advance notice and explicitly disclose that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations or the value of your Ordinary Shares. Additionally, provide cross- references to the more detailed discussion of these risks in the prospectus. Further, please relocate the risks related to the jurisdictions where you do business, your corporate structure and
FirstName LastNameKa Fai Yuen
       possible prohibition of your shares from trading on a national exchange under the Holding
Comapany    NameZhong
       Foreign   CompaniesYang   Financial Group
                              Accountable          Limited
                                            Act in your Risk Factor Summary
beginning on page
       7 and
November    17,in2021
                  your Page
                       Risk 2Factors section so that these risk factors appear
first.
FirstName LastName
 Ka Fai Yuen
FirstName LastNameKa   Fai Yuen
Zhong Yang  Financial Group Limited
Comapany 17,
November  NameZhong
              2021     Yang Financial Group Limited
November
Page 3    17, 2021 Page 3
FirstName LastName
       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      William S. Rosenstadt, Esq.